Exhibit 11

THE CHROMALINE CORPORATION

COMPUTATION OF NET EARNINGS PER COMMON SHARE

(Unaudited)

	Six Months Ended

	June 30, 2001	June 30, 2000

Net earnings applicable to common shareholders for basic and diluted earnings per share	$59,212	$298,385

Weighted average shares outstanding for basic earnings per share	1,271,627	1,298,056

Dilutive effect of stock options computed using the reasury stock method and the average market price	3,123	6,915

Weighted average shares outstanding for diluted earnings per share	1,274,750	1,304,971

Basic earnings per share	$0.05	$0.23

Diluted earnings per share	$0.05	$0.23